[Shearman & Sterling Letterhead]




(212) 848-8719

                                  May 26, 1998


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


                               File No. 333-42229
                               ------------------


Dear Sirs:

                  Reference is made to the Registration Statement on Form S-4 filed by Kollmorgen Corporation ("Kollmorgen"), first filed with the Securities and Exchange Commission on December 15, 1997 and subsequently amended (the "Registration Statement"). Pursuant to Rule 477, Kollmorgen hereby withdraws the Registration Statement.

                  Thank you for your assistance in this regard.

                                                         Sincerely,


                                                         Adrian E. Dollard



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